eLinear, Inc.
2901 West Sam Houston Parkway North
Suite E-300
Houston, Texas 77043

June 13, 2006

Mr. Chris White
U.S. Securities and Exchange Commission
Room 4561
100 F Street, N.E.
Washington, D.C. 20549-0406

Re: eLinear, Inc. (the “Company” or “eLinear”)
Form 8-K
Filed April 26, 2006
File No. 000-27418

Dear Mr. White:

This letter is in response to your letter dated May 5, 2006, regarding the above referenced matter. The Company has amended the Form 8-K to disclose the following information:

•	The date of the conclusion regarding the non-reliance; and
•	A statement that the audit committee discussed with an independent accountant the matters disclosed in the filing pursuant to Item 4.02(a) of Form 8-K.

The Company also acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in an proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Tommy Allen
Tommy Allen
Chief Executive Officer